Nicor Energy Ventures Company
Consolidating Statement of Operations
For the Year Ended December 31, 2002
(Millions)

	Nicor Energy Ventures Company	Nicor Enerchange L.L.C.	Nicor Energy Services Company	Other Subsidiaries	Adjustments and Eliminations	Consolidated
Operating revenues	$ —	$ 5.9	$ 40.0	$ 5.7	$ (0.3)	$ 51.3
Operating expenses						
Cost of gas	—	—	—	—	—	—
Operating and maintenance	0.2	2.6	32.2	8.8	(0.3)	43.5
Depreciation	0.2	0.1	0.2	—	—	0.5
Taxes, other than income taxes	—	—	0.2	—	—	0.2
Property sales (gain) loss	—	—	—	(0.1)	—	(0.1)
	0.4	2.7	32.6	8.7	(0.3)	44.1
Operating income	(0.4)	3.2	7.4	(3.0)	—	7.2
Equity investment income	0.9	—	—	(9.3)	—	(8.4)
Other income (expense)						
Income from continuing subsidiaries	(1.4)	—	—	—	1.4	—
Other, net	—	—	—	(0.1)	—	(0.1)
	(1.4)	—	—	(0.1)	1.4	(0.1)
Interest expense, net of amounts capitalized	0.2	0.3	—	0.2	—	0.7
Income (loss) before income taxes	(1.1)	2.9	7.4	(12.6)	1.4	(2.0)
Income taxes	0.1	1.2	2.9	(5.0)	—	(0.8)
Net income (loss)	$ (1.2)	$ 1.7	$ 4.5	$ (7.6)	$ 1.4	$ (1.2)

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.